

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Michael Chen
President
Golden Bridge Corp.
83 Chrystie Street # 6F
New York, NY 10002

>   **Re: Golden Bridge Corp.**
>   **Form 10**
>   **Filed August 11, 2011**
>   **File No. 000-54475**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all of our comments.

2. We note your use of March 31, 2011 data throughout the registration statement. Please revise the associated disclosure to provide the information as of a more recent date.

Forward Looking Statements

3. Please remove the cautionary language regarding investor reliance on forward-looking statements.

Item 1. Business, page 1

Business of Issuer, page 1

4. Please revise the first paragraph of this section to quantify and explain the nature of the prepaid expenses.

5. Please revise to remove the qualifier "significant" when describing the industry professionals in the third paragraph on page 2.

Form of Acquisition, page 2

6. Please expand your disclosure in the third full paragraph on page 3 to clarify that there is no guarantee that management will be able to identity a business combination target for you using its existing contacts and relationships. If true, also disclose here that your sole officer and director has no experience in identifying suitable businesses for such a combination.

7. Please revise your disclosure here and throughout to estimate the sum required to consummate a business combination, or provide an estimated range based upon the various factors likely to impact the cost of a business combination.

8. Please revise to delete the fourth full paragraph on page 3 as it appears to merely repeat the disclosure contained in the paragraph preceding it.

Item 2. Financial Information, page 4

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

9. Please revise to disclose which stockholders have indicated their intention to advance additional funds to the Company as needed to cover costs.

10. In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

11. We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support

for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements.

Item 3. Properties, page 5

12. We note that there is no agreement to pay any rent in the future for the office space and equipment provided by your sole officer. Please clarify if there is a written agreement to govern the rental relationship, and if so file such agreement as an exhibit. If not, revise to disclose the absence of such written agreement, and that there is no guarantee that the office and equipment will continue to be made available without cost in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 5

13. Please include a footnote to the table in which you identify the persons who have or share voting or investment power over the shares held by Noble Up Group Ltd. To the extent such power is shared by Qin Wang and Zhencheng Wang for all 2,000,000 shares, please revise here and elsewhere to clarify that each of them may be deemed the beneficial owner of all 2,000,000 shares.

Item 5. Directors and Executive Officers, page 6

14. Please provide support for your claim that Mr. Chen's management experience and business contacts will be a significant asset to the Company as it seeks to carry out its business plan or delete.

15. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 7

16. Please revise to also disclose the sale of 1,000,000 shares to Bao Dan Liang or advise why you believe it is unnecessary.

Item 13.Financial Statement and Supplementary Data

Balance Sheets, page F-2

17. Please revise to disclose what the prepaid assets consist of and the accounting policy for prepaid assets.

Report of Independent Registered Public Accounting Firm, page F-8

18. Please revise your audit report to identify in the introductory paragraph the audit of the separate Statement of Changes in Stockholder Equity which is included in the basic financial statements presented in the Form10.

General

19. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Specifically, please update the financial statements through June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (via E-mail):   David N. Feldman, Esq.
                     Richardson & Patel, LLP